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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2002


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F  X
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes              No  X
                            -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                  EXHIBIT INDEX
                                  -------------


Exhibit Description                                                      Page
-------------------                                                      ----

1.   Press release dated June 12, 2002 relating to AEterna's
     Annual Shareholders Meeting

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                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                    AETERNA HOLDS ANNUAL SHAREHOLDER MEETING
               RESULTS OF PHASE III TRIAL IN KIDNEY CANCER IN 2003
                FIRST MARKETING OPPORTUNITY FOR NEOVASTAT IN 2004

MONTREAL (QUEBEC), JUNE 12, 2002 - At the annual general meeting of AEterna Laboratories Inc., (TSX: AEL, Nasdaq: AELA), Dr. Eric Dupont, Chairman of the Board and CEO, told the shareholders that "Our Phase III clinical study of
Neovastat in kidney cancer will be completed in less than 12 months and conclusive results could enable our Company to be the first to market an angiogenesis inhibitor in oncology". According to a study published in DATAMONITOR last March, the angiogenesis inhibitor sector could represent a C$1 billion market in 2004 and a more than C$4 billion market in 2007.

Dr. Dupont also discussed the long-term growth objectives of the Company:
"During the next few years, our strategic growth plan, which includes potential acquisitions, should position AEterna as an important international developer of innovative cancer therapies."

OTHER MEETING HIGHLIGHTS

CORPORATE OPERATIONS AND PARTNERSHIPS

"Scale-up operations are being completed for the production of Neovastat at the commercial level", according to Gilles Gagnon, President and Chief Operating Officer at AEterna. "Furthermore, we have signed two strategic partnership agreements, one with Grupo Ferrer (Barcelona) and the other with Medac GmbH (Hamburg), to market Neovastat on the European continent and in Latin America, which together represent more than 30% of the world market. These agreements include more than C$45 million in milestone payments and potential revenues of nearly 20% on sales of Neovastat. We are currently holding talks that should lead to similar agreements covering North America and Asia."

SOLID FINANCIAL POSITION

Dennis Turpin, Vice President and Chief Financial Officer, said, "The Company currently has a solid financial position with cash assets of more than C$100 million. These assets will be used to complete the Phase III clinical study in kidney cancer and the Phase II study in Multiple Myeloma, a form of blood cancer, all within our established time frames. We appreciate the support of our

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business partners, who will help carry out AEterna's strategic acquisition plan to ensure long-term growth."

ATRIUM BIOTECHNOLOGIES

Richard Bordeleau, President of the Atrium subsidiary, commented, "Atrium has experienced unprecedented growth during the past two years, with sales increasing from C$8 million to C$44 million in 2001, and we anticipate sales of C$90 million in 2002". The Company has attained a critical mass, with access to enough cash assets to make acquisitions and ensure its international development in a rapidly growing market."

ABOUT ATRIUM

Atrium Biotechnologies, a 64% owned subsidiary of AEterna Laboratories Inc., specializes in the development, marketing and distribution of products and ingredients in cosmetics, nutrition, fine chemicals and pharmaceuticals. Atrium distributes 600 products in more than 20 countries to 1,600 clients including multinationals like L'Oreal, Nestle and Aventis.

ABOUT AETERNA

AEterna Laboratories Inc., a Canadian biopharmaceutical company, is a frontrunner in the field of angiogenesis inhibitors development, primarily in oncology.

Its product, Neovastat, is currently undergoing two Phase III pivotal clinical trials for treatment of lung and kidney cancer, and one Phase II trial for treatment of Multiple Myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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                                     - 30 -

FOR MORE INFORMATION, CONTACT:

CANADA
MEDIA RELATIONS:                           INVESTOR RELATIONS:
Paul Burroughs                             Jacques Raymond
Tel.: (418) 652-8525 ext. 406              Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700                        Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com         E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com

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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     AETERNA LABORATORIES INC.


Date: June 13, 2002                  By:  /s/Claude Vadboncoeur
      -------------                       ------------------------------------
                                          Claude Vadboncoeur
                                          Vice President, Legal Affairs and
                                          Corporate Secretary